UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2022

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are the following:

Exhibit 99.1: Registrant's press release entitled “RedHill Biopharma Provides H1/22 Highlights and Q3/22 Estimates”.

Exhibit 99.2: Registrant’s condensed consolidated interim unaudited financial information as of June 30, 2022, and for the three and six months then ended.

Exhibits 99.1 (solely with respect to “Financial results for the six months ended June 30, 2022 (unaudited)”, “Liquidity and Capital Resources”, “Quarter Three, 2022, Estimates”, “Commercial Highlights”, “R&D Highlights”, "Q2/22 Condensed Consolidated Interim Statements of Comprehensive Loss", "Q2/22 Condensed Consolidated Interim Statements of Financial Position", "Q2/22 Condensed Consolidated Interim Statements of Cash Flows", "Q1/22 Condensed Consolidated Interim Statements of Comprehensive Loss", "Q1/22 Condensed Consolidated Interim Statements of Financial Position" and "Q1/22 Condensed Consolidated Interim Statements of Cash Flows") and 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Registrants Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: November 7, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

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